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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Docebo Inc.
We consent to the use of:
•our report of independent registered public accounting firm dated February 22, 2024, on the consolidated financial statements of Docebo Inc. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, and
•our report of independent registered public accounting firm dated February 22, 2024 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 each of which are included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2023.
We also consent to the incorporation by reference of the above-mentioned reports in the registration statement (File No. 333-251417) on Form S-8 and the registration statement on Form F-3/A (File No. 333-262000) of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Vaughan, Canada
February 23, 2024